

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2020

Mark A. Schwertfeger
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corp.
12301 West Wirth St.
Wauwatosa, WI 53222

> **Re: Briggs & Stratton Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Form 10-Q for the Fiscal Quarter Ended December 29, 2019**
> **File No. 001-01370**

Dear Mr. Schwertfeger:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology